

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board Of Directors,
2MDOPINION, Inc.,
C/O IPS Services
7777 Davie Rd Ext
Hollywood, FL 33024

We have reviewed the accompanying financial statements of 2MDOPINION, Inc., which comprise the Balance sheet as of December 31,2024, the related Income statement, cash flow statement and statement of changes in Equity for the year ending December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Signed by:

Joey Reeve

6B5DD3D9E11748C...

Joseph Reeve CPA
New York, NY
February 19, 2025

Office (1): 80 Broad Street, Suite 617, New York, NY 10004
Office (2): 85 Broad Street, New York, NY 10004

"Unaudited"

2MD OPINION, INC.
Balance Sheet as of Dec 31, 2024

ASSETS

Current Assets	
Chequing/Savings	
1001-Bank of America	15,066.89
Total Chequing/Savings	15,066.89
Total Current Assets	15,066.89
TOTAL ASSETS	**15,066.89**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable - USD	10,812.50
Total Accounts Payable	10,812.50
Total Current Liabilities	10,812.50
Total Liabilities	10,812.50
Equity	
Retained Earnings	(1,487.50)
Share Capital	20,100.00
Net Income	(14,358.11)
Total Equity	4,254.39
TOTAL LIABILITIES & EQUITY	**15,066.89**

"Unaudited"

2MD OPINION, INC.	
Income statement for the year ending December 31, 2024	

Ordinary Income/Expense
    Expense

7001-Consulting Services	12325
7002-Accounting fees	2000
7003-Bank Charges	33.11
Total Expense	**14358.11**
Net Ordinary Income	**-14358.1**
Net Income	**-14358.1**

2MDOPINION, INC.
Statement of Cash Flows
January through December 2024   "Unaudited"

	Jan - Dec 24
OPERATING ACTIVITIES	
Net Income	-14,358.11
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable - USD	9,325.00
Loan from Share Holder Ac	15,000.00
Net cash provided by Operating Activities	9,966.89
FINANCING ACTIVITIES	
Share Capital	5,100.00
Net cash provided by Financing Activities	5,100.00
Net cash increase for period	15,066.89
Cash at end of period	**15,066.89**

4:12 PM

2025-02-11

Accrual Basis

2MDOPINION, INC.
Transactions by Account
As of 31 December 2024

"Unaudited"

Type	Date	Num	Name	Memo	Clr	Split	Amount	Balance
Share Capital								
General Journal	2024-12-31	22		Loan ac trf as Capital for Amr Bannis		2310-Share Holder Ac	5,100.00	15,000.00
								20,100.00
Total Share Capital							5,100.00	20,100.00
TOTAL							**5,100.00**	**20,100.00**

Notes to accounts:

1. Nature of Operations

2MDOpinion, Inc. (the "Company") was incorporated on November 13, 2023, in the State of Florida, United States. The Company operates as a global medical second opinion platform, connecting North American medical specialists with international patients. The platform leverages IBM's artificial intelligence (AI) technology for instant language translation and automatic generation of electronic medical records (EMR). This service aims to reduce administrative time for clinicians while enhancing the efficiency of medical care delivery.

2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

3. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

4. Revenue Recognition

Revenue is recognized in accordance with the provisions of Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. The Company would earn revenue through its platform by providing access to medical specialists and other related services. Revenue is recognized when control of the promised services is transferred to the customer, which occurs upon completion of the medical second opinion service. The company is in the pre-revenue start-up phase and hence no revenue booked for the year ending December 31st, 2024.

5. Income Taxes

The Company accounts for income taxes in accordance with cash basis of accounting having its year end as Dec 31 each year.



Reeve CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board Of Directors,
2MDOPINION, Inc..,
C/O IPS Services
7777 Davie Rd Ext
Hollywood, FL 33024

We have reviewed the accompanying financial statements of 2MDOPINION, Inc., which comprise the Balance sheet as of December 31,2023, the related Income statement, cash flow statement and statement of changes in Equity for the period November 13, 2023 to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

DocuSigned by:

Joseph Reeve CPA

50D6AD94D0F448A...

Joseph Reeve CPA
New York, NY
September 20, 2024

"Unaudited"

2MD OPINION,INC	
BALANCE SHEET AS AT DEC 31, 2023	

ASSETS	0.00
Current assets	
Other Current Assets	
Loan form Shareholder	15,000.00
Total Other Current Assets	15,000.00
Total Assets	15,000.00
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable - USD	1,487.50
Total Accounts Payable	1,487.50
Total Current Liabilities	1,487.50
Total Liabilities	1,487.50
Equity	
Share Capital	15,000.00
Net Income	(1,487.50)
Total Equity	13,512.50
TOTAL LIABILITIES & EQUITY	**15,000.00**

"Unaudited"

2MD OPINION,INC

Income statemenmt for the period 13 Nov - 31 Dec 23

Ordinary Income/Expense

	Expense	
	7001-Consulting Services	1,487.50
	Total Expense	1,487.50
Net Ordinary Income		(1,487.50)
Net Income		**(1,487.50)**

"Unaudited"

2MD OPINION,INC		
Cash Flow statemenmt for the period 13 November - 31 December, 2023		
	Amount	Amount
Cash Balance as at November 13, 2023		-
Cash flow from		
Operating activities		
Net income	(1,487.50)	
Change in accounts payable	1,487.50	
Net Cash flow from Operating activities		-
Cash flow from Investing activities		-
Cash flow from Financing activities		-
Balance cash flow as at Dec 31, 2023		0

"Unaudited"

2MD OPINION,INC
Statement of changes in Equity for the period 13 November - 31 December, 2023

Details	Common stock	Reatined Earnings	Total Shareholder Equity
Capital	15,000		15,000
Net Income		(1,488)	(1,487.50)
Balance, December 31, 2023			13,512.50

Notes to accounts:

1. Nature of Operations

2MDOpinion, Inc. (the "Company") was incorporated on November 13, 2023, in the State of Florida, United States. The Company operates as a global medical second opinion platform, connecting North American medical specialists with international patients. The platform leverages IBM's artificial intelligence (AI) technology for instant language translation and automatic generation of electronic medical records (EMR). This service aims to reduce administrative time for clinicians while enhancing the efficiency of medical care delivery.

2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

3. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

4. Revenue Recognition

Revenue is recognized in accordance with the provisions of Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. The Company would earn revenue through its platform by providing access to medical specialists and other related services. Revenue is recognized when control of the promised services is transferred to the customer, which occurs upon completion of the medical second opinion service. The company is in the pre-revenue start-up phase and hence no revenue booked for the period November 13th, 2023 to December 31, 2023.

5. Income Taxes

The Company accounts for income taxes in accordance with cash basis of accounting having its year end as Dec 31 each year.